Suite 1120, Cathedral Place,

925 West Georgia Street
Vancouver, British Columbia, Canada  V6C 3L2
Tel:  (604) 687-6600

Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932

Email:  info@aurizon.com

www.aurizon.com

Toronto Stock Exchange Ticker Symbol – ARZ NYSE Amex Ticker Symbol – AZK U.S. Registration (File 001-31893) News Release Issue No. 5 - 2012

March 15, 2012
FOR IMMEDIATE RELEASE

AURIZON REPORTS 2011 FINANCIAL RESULTS

Aurizon Mines Ltd. (TSX:ARZ; NYSE Amex:AZK) is pleased to announce its unaudited financial results for the year ended December 31, 2011. All dollar amounts are in Canadian dollars unless otherwise stated. Our financial results are prepared in accordance with International Financial Reporting Standards (“IFRS”), which is now GAAP in Canada.

Fourth quarter 2011 highlights

•

Record revenues of $85.7 million.

•

Record net profits of $21.8 million, or $0.13 per share.

•

Record cash flow from operating activities of $49 million.

•

Total cash costs of US$498 per ounce(1).

•

Gold production of 45,995 ounces.

2011 Annual financial highlights

•

Record revenues of $260 million, up 45% from 2010.

•

Record net profits of $43.9 million, or $0.27 per share, up 155% from 2010.

•

Record cash flow from operating activities of $121.3 million, up 138% from 2010.

•

Cash balances of $213 million.

•

No debt.

2011 Annual operational highlights

•

Record gold production of 163,845 ounces.

•

Total cash costs of US$537(1) per ounce.

•

Operating profit margin per ounce increased 72% to US$1,041(1), due to higher realized gold prices.

•

Mineral reserves at Casa Berardi replenished in 2011, totalling 1,459,000 ounces of gold as at December 31, 2011.

•

Measured and indicated mineral resources at Casa Berardi increased 81% to 1,495,000 ounces of gold.

•

Estimated mineral resources in the Hosco area of the Joanna property increased by 31%.

From the President and Chief Executive Officer, George Paspalas:

“The fourth quarter 2011 results capped off a great year for Casa Berardi and Aurizon.  Revenues, cash flow, profits and production broke historical records.  Casa has consistently delivered, and with the continued in-mine exploration success we have enjoyed, Casa Berardi is a cornerstone asset from which to grow the company from.  We are on schedule to complete the Joanna feasibility study in the second quarter 2012, and are formulating resource updates on our two most advanced exploration projects, Marban and Fayolle.”

_________________________

1 See “Non-GAAP measures” on pages 4 and 5

News Release - March 15, 2012 Aurizon reports 2011 financial results	Page | 2

Financial results

Financial review of the fourth quarter 2011

Net profit of $21.8 million, or $0.13 per share, was achieved in the fourth quarter of 2011, compared to net profit of $7.0 million, or $0.04 per share in the same period of 2010.  Fourth quarter 2011 results were positively impacted by higher realized gold prices and higher gold sales.

EBITDA(2) rose 181% to $51.1 million, compared to $18.2 million in 2010, driven by higher gold prices, increased gold production, and lower cash costs per ounce, partially reduced by higher exploration and general administrative costs.

Operating profit margins increased dramatically in the fourth quarter of 2011 to US$1,157 per ounce from US$845 per ounce in the same period of 2010. Fourth quarter 2011 total cash costs were US$498 per ounce, similar to the third quarter costs of US$497 per ounce and lower than the $531 per ounce costs realized in the fourth quarter of 2010 as a result of the significantly higher grades in 2011.  The average ore grade in the fourth quarter was 9.1 grams per tonne, 33% higher than the 6.9 grams per tonne achieved in the same quarter of 2010.  Daily ore throughput of 1,851 tonnes per day was achieved in the fourth quarter of 2011, resulting in unit operating costs(3) on a Canadian dollar basis of $142 per tonne compared to $127 per tonne for the full year.  Additional stope development and ground support, as well as general inflationary pressures resulted in the higher unit costs.

Cash flow from operating activities in the fourth quarter of 2011 increased 169% to $49 million, compared to $18.2 million in 2010. Cash flow was positively impacted by increased revenues from gold sales as well as a decrease of $19.0 million in non-cash working capital items compared to the same quarter of 2010. A significant increase in income and resource tax liabilities totalling $12.7 million, together with a reduction of tax credits receivable totalling $5.7 million, account for most of the decrease in non-cash working capital items in the fourth quarter of 2011. The Company’s aggregate operating, investing and financing activities during the fourth quarter of 2011 resulted in net cash inflows of $35.5 million.

Financial review of the year ended December 31, 2011

Net profit in 2011 totalled $43.9 million, or $0.27 per share, compared to net profit of $17.2 million, or $0.10 per share in 2010.  Results were positively impacted by a significant increase in realized gold prices, higher gold production resulting from expected higher ore grades, and reduced by increased exploration activities and a significant increase in income taxes.  As a result of the enactment of new Quebec resource tax legislation in 2011 and higher taxable profits in 2011, income and resource taxes totalled $42.6 million, up significantly from $13.9 million in 2010.

EBITDA(1) rose 91% to $125 million, compared to $65.4 million in 2010, driven by higher gold prices, increased gold production, and lower cash costs per ounce, partially reduced by higher exploration and general administrative costs.

Cash flows from operating activities increased 138% in 2011 to $121.3 million compared to cash flows of $51.0 million in 2010.  Cash flow in 2011 was positively impacted by higher net profits and decreases in non-cash working capital items.  A significant increase in income and resource tax liabilities totalling $18.3 million, together with a reduction of tax credits receivable totalling $7.2 million, are the primary factors resulting in the decrease in non-cash working capital items. Lower cash operating costs and rising gold prices in 2011 has allowed operating profit margins(1) to increase significantly to US$1,041 per ounce compared to US$604 per ounce in 2010.

_____________________________
1 See “Non-GAAP measures” on pages 4 and 5

News Release - March 15, 2012 Aurizon reports 2011 financial results	Page | 3

Balance Sheet

As at December 31, 2011, cash and cash equivalents increased to $213.5 million compared to $139.3 million as at December 31, 2010.  At the end of 2011, Aurizon had working capital of $197.8 million compared to $152.6 million at the end of 2010.  The increase in cash and working capital was primarily attributable to cash flows generated from Casa Berardi’s mining operations.

Aurizon continued to have no debt as at December 31, 2011.

As at the date of this report, Aurizon had 163,280,952 common shares issued and outstanding.  In addition, 10.8 million incentive stock options are outstanding that are exercisable into common shares at an average price of $5.45 per share.

Operating review of the year

Summary of Key Operational Statistics
	Q1	Q2	Q3	Q4	2011	2010
Operating results
Tonnes milled	161,036	178,233	188,571	170,283	698,123	722,745
Grade – grams/tonne	6.85	8.00	7.95	9.13	8.00	6.75
Mill recoveries - %	90.2%	90.4%	92.2%	92.0%	91.2%	89.8%
Gold Production – ounces	31,976	41,417	44,457	45,995	163,845	141,116
Gold sold – ounces	34,306	39,900	40,257	50,787	165,250	139,950
Per ounce data – US$
Average realized gold price[1]	$1,392	$1,521	$1,695	$1,655	$1,578	$1,145
Total cash costs [2]	$621	$544	$497	$498	$537	$541
Amortization [3]	238	225	250	238	238	245
Total production costs [4]	$859	$769	$747	$736	$775	$786

Table footnotes (See “Non-GAAP measures”):

1

Realized gold prices net of derivative gains or losses divided by ounces sold.

2

Operating costs net of by-product credits, divided by ounces sold, and divided by average Bank of Canada Cad$/US$ rate.

3

Depreciation and amortization expenses.

4

Total cash costs plus depreciation and amortization expenses.

Record gold production totalling 163,845 ounces was achieved at Casa Berardi in 2011, in line with guidance of approximately 165,000 ounces and 16% higher than 2010. Higher ore grades and improved mill recoveries account for the improvement over 2010.  The average ore grade of 8.0 grams per tonne achieved in 2011 matched expectations.  Daily ore throughput of 1,913 tonnes per day was achieved in 2011, 3% lower than plan, and compared to 1,980 tonnes per day in 2010.

__________________________
1 See “Non-GAAP measures” on pages 4 and 5

News Release - March 15, 2012 Aurizon reports 2011 financial results	Page | 4

Total cash costs(4) in 2011 were US$537 per ounce, 9% higher than plan, and 1% lower  than the US$541 per ounce costs achieved  in 2010. The anticipated higher ore grades in 2011 compared to 2010, offset higher unit operating costs(4) on a Canadian dollar per tonne basis.  Unit operating costs(4) in 2011 were 9% higher than plan at $127 per tonne as a result of additional stope development and ground support, as well as general inflationary pressures.  Unit operating costs in 2010 were $108 per tonne.

Lower cash operating costs and rising gold prices in 2011 has allowed operating profit margins(4) to increase significantly to $1,041 per ounce compared to $604 per ounce in 2010.

Non-GAAP measures

a) Realized gold price per ounce

Realized gold price per ounce is a non-GAAP measure and is calculated by adjusting revenue for all gains and losses on gold derivative instruments and silver by-product sales and then dividing that by the gold ounces sold and the average Bank of Canada Cad$/US$ exchange rate.  For 2011, there were no derivative adjustments required and silver sales totalled $1.1 million compared to gold derivative losses of $13.0 million and silver sales totalling $0.6 million in 2010.

b) Total cash costs per ounce of gold

Aurizon has included a non-GAAP performance measure, total cash costs per ounce of gold, in this report.  Aurizon reports total cash costs on a sales basis.  In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  Total cash costs per gold ounce are derived from amounts included in the statements of earnings and include mine site operating costs such as mining, processing and administration, but exclude amortization, reclamation costs, financing costs and capital development costs.  The costs included in the calculation of total cash costs per ounce of gold are reduced by silver by-product sales and then divided by gold ounces sold and the average Bank of Canada Cad$/US$ exchange rate.

c) Unit mining costs per tonne

Unit mining costs per tonne is a non-GAAP measure and may not be comparable to data prepared by other gold producers.  The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons.  Unit mining costs per tonne are calculated by adjusting operating costs as shown in the Statements of Earnings for inventory adjustments and then dividing that by the tonnes processed through the mill.  For 2011, operating costs were increased by inventory adjustments of $2.0 million compared to an operating cost increase of $0.4 million in 2010 resulting from inventory adjustments.

________________________

1 See “Non-GAAP measures” on pages 4 and 5

News Release - March 15, 2012 Aurizon reports 2011 financial results	Page | 5

d) Operating profit margin per ounce

Operating profit margin per ounce is a non-GAAP measure, and is calculated by subtracting the total cash costs per ounce from the average realized gold price.  For 2011, the average realized gold price was US$1,578 less total cash costs of US$537 for an operating profit margin of US$1,041, compared to an average realized gold price of US$1,145 less total cash costs of US$541 for an operating profit margin of US$604 in 2010.

For the fourth quarter ended December 31, 2011, the average realized gold price was US$1,655 less total cash costs of US$498 for an operating profit margin of US$1,157 compared to an average realized gold price of US$1,376 less total cash costs of $531 for an operating profit margin of US$845 in 2010.

e) Earnings before interest, taxes, depreciation and amortization (“EBITDA”)

EBITDA is a non-GAAP measure and is calculated by adjusting the net profit or loss to exclude depreciation and amortization charges, finance expense, finance income, and income tax expense.  The following table provides a reconciliation of net profit to EBITDA for the fourth quarter and twelve months ended December 31:

	Fourth Quarter		Year ended
	2011	2010	2011	2010

Net profit for the period	$21,810	$7,004	$43,931	$17,240
Depreciation & amortization	12,566	8,465	39,131	34,249
Finance income	(503)	(228)	(1,538)	(719)
Finance costs	230	176	921	750
Income tax expense	16,968	2,756	42,653	13,911
EBITDA	$51,071	$18,173	$125,098	$65,431

Outlook

With cash balances of $213 million and no debt as at December 31, 2011, Aurizon intends to utilize its strong operating cash flows and balance sheet to continue upgrading its mineral resources to mineral reserves; systematically explore its portfolio of exploration properties in Quebec; and pursue accretive opportunities.

Casa Berardi enters its sixth year of commercial operations in 2012 following the re-commencement of operations in November 2006.  Based upon the updated reserves estimate as at December 31, 2011, Casa Berardi’s estimated remaining mine life is nine years.

News Release - March 15, 2012 Aurizon reports 2011 financial results	Page | 6

Operating outlook for 2012

It is estimated that Casa Berardi will produce approximately 155,000 - 160,000 ounces of gold in 2012 at an average grade of 7.5 grams of gold per tonne.  Average daily ore throughput is estimated at 2,000 tonnes per day, similar to 2011.  Mine sequencing in 2012 will result in ore grades that are expected to be approximately 6% lower than those achieved in 2011.  Approximately 42% of production will come from Zone 113, 41% from the Lower Inter Zone, and the residual 17% from smaller zones and development material.

Assuming a Canadian/U.S. dollar exchange rate at parity, total cash costs per ounce for the year are anticipated to approximate US$600 per ounce in 2012.  Onsite mining, milling and administration costs are expected to average $134 per tonne, up approximately 6% from 2011 costs as a result of higher stope preparation costs and smaller stopes.

As quarterly operating results are expected to fluctuate throughout the year, they will not necessarily be reflective of these full year averages.

Joanna Gold Development Property, Quebec

Feasibility study work on the Hosco deposit continues with completion of the study anticipated by midyear.  Additional studies and cost-optimization plans that were initiated in August 2011, including a review of the mining sequence and layout of the surface infrastructure and further detailed environmental work, as well as studies on waste and tailings characterization for potential metal leaching, optimization of civil works, and selection of the optimal daily processing rate, are in various stages of progress. The results of the various studies will be incorporated into the feasibility study.

The feasibility study will incorporate a reserve update based on the increased mineral resource estimate of 2,245,000 ounces of gold (or 54.1 million tonnes at an average grade of 1.29 grams of gold per tonne) reported in the Company’s news release dated June 13, 2011, up from the 1,286,000 ounces of gold (or 30.1 million tonnes at an average grade of 1.33 grams of gold per tonne) on which the Pre-Feasibility Study (December 2009) for the Hosco deposit was based.  It will also be based on the selection of the autoclave recovery process and processing of the ore on-site at Joanna, both of which are expected to significantly reduce project risk.

While some studies are still in progress, based on its review of information currently available the Company believes that the feasibility study is sufficiently advanced to conclude that the projected capital and unit operating costs will be significantly higher than estimated in the December 2009 Pre-Feasibility Study, due in part to the change in the scope of the project, the expanded mineral resource base, the selection of an autoclave process and a decision to process the ore on site. Readers are cautioned, however, that the Company's expectations are based on available information concerning feasibility study work that is not complete and has not been the subject of third party review.  See further information under "Forward-Looking Information".

In addition, the Company has initiated a $3.6 million exploration program, comprising 24,500 metres of drilling in the area of the Heva deposit which contains 270,000 ounces in measured and indicated resources, (4.4 million tonnes at an average grade of 1.9 grams per tonne) and 421,000 ounces in inferred ounces (7.7 million tonnes with an average grade of 1.7 grams per tonne) as reported in the Company’s news release dated January 11, 2012. The program will evaluate the surface potential along a 2.5 kilometre stretch of the Cadillac fault west of the Hosco deposit.

News Release - March 15, 2012 Aurizon reports 2011 financial results	Page | 7

Other Properties

Aurizon will invest $9.7 million on exploration of the Company’s other Quebec properties in 2012. At Marban, the $4.9 million program includes 34,000 metres of drilling, metallurgical work, hydrological characterization and geotechnical studies. An updated resource estimate is targeted for the second quarter. At Fayolle, a $1.2 million program will test the lateral and down-dip extensions of the mineralized system, and generate an updated resource estimate, also expected in the second quarter.

Conference call and webcast

Aurizon management will host a conference call and live webcast for analysts and investors on Thursday, March 15, 2012 at 8:00 a.m. Pacific Standard Time (11:00 a.m. Eastern Standard Time) to review the results.

Conference Call Numbers:

Canada & USA Toll Free Dial In: 1-800-319-4610 or Outside Canada & USA Call: 1-604-638-5340.

The call is being webcast and can be accessed at Aurizon's website at www.aurizon.com or enter the following URL into your web browser:  http://services.choruscall.com/links/aurizon120315.html

Those who wish to listen to a recording of the conference call at a later time may do so by calling: Canada & USA Toll Free: 1-800-319-6413 or outside Canada & USA: 1-604-638-9010, (Code: 1001#).  A replay of the call will be available until Thursday March 22nd, 2012.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

FOR MORE INFORMATION CONTACT:

Aurizon Mines Ltd.

George Paspalas, President & CEO – 604-687-6600

Ian S. Walton, Executive Vice-President and Chief Financial Officer – 604-687-6600

Investor Relations: jennifer.north@aurizon.com

Telephone: 604-687-6600    Fax: 604-687-3932

Toll Free: 1-800-411-GOLD (4653)
Email: info@aurizon.com   Website:  www.aurizon.com

News Release - March 15, 2012 Aurizon reports 2011 financial results	Page | 8

Forward Looking Statements and Information

This report contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this report is made as of the date of this report.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.

Forward-looking information relating to the Company's Casa Berardi project includes 2012 production estimates, anticipated average daily ore throughput, total cash costs per ounce, and milling and administration costs.  This information is based on assumptions that the Company believes are reasonable, including but not limited to that that the Company’s current mine plan can be achieved, general business and economic conditions will not change in a material adverse manner, material, equipment and labour costs and currency exchange rates will remain stable, and that the Company will not experience any material accident, labour dispute, or failure of plant or equipment.  Forward-looking information relating to the Joanna project includes statements regarding the Company’s expectations as to timing of completion of the feasibility study, the impact on previously estimated capital and unit operating costs of changes in the scope of the project including but not limited to the impact of the increased mineral resource base and selection of an autoclave recovery process and processing of ore on-site, the anticipated effect of the latter in mitigating risks associated with the project, and plans and budgets for exploration activities in the area of the Heva deposit.

Forward-looking information is by its nature uncertain and involves foreseeable and unforeseeable risks and other factors which may cause the actual outcomes, costs, timing, and performance to be materially different from those anticipated by such information.  In relation to the Casa Berardi forward-looking information, such factors include, among others, the risk that some or all of the assumptions on which such information is based prove to be invalid including that the cost of labour, equipment or materials, including power, will increase more than expected, that the price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral reserves or mineral resources are not as estimated, unexpected occurrences that affect rates of production, including failure or disruption to plant, process or equipment, labour unrest, unexpected variations in ore reserves, grade or recovery rates, or accidents, that actual costs or actual results of reclamation activities are greater than expected.  In relation to the forward-looking information on the Joanna project, factors and risks that could materially affect such expectations and information include the possibility that changes in project parameters as plans continue to be refined, including as a result of third party review and the results of studies remaining to be completed, could have a material negative or positive impact on capital and operating costs, resource and reserves calculations, and timing of completion of the feasibility study and the impact could be material, that any of the information available to the Company to date proves to be inaccurate, that mineral resource and reserves are not as estimated, or that changes in laws relating to permitting, construction, environmental and other matters occur that affect timing, costs, and economics of the project as presently conceived.

There are a number of other risks and uncertainties associated with exploration, development and mining activities that may affect the reliability of such forward-looking information including those described in Aurizon’s Annual Information Form ("AIF") filed with the securities commission of all of the provinces and territories of Canada and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission ("40-F"), which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.

There may be factors in addition to those described herein or on the AIF and 40-F that cause actions, events or results to not be as anticipated, estimated or intended. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO US READERS AND INVESTORS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Readers and Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred mineral resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This document may use the term “indicated” mineral resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. readers and investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This document may also use the term "inferred” mineral resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. readers and investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

News Release - March 15, 2012 Aurizon reports 2011 financial results	Page | 9

Aurizon Mines Ltd.

Balance Sheets

(Unaudited - Expressed in thousands of Canadian dollars)

As at,	December 31, 2011	December 31, 2010	January 1, 2010
ASSETS
Current assets
Cash and cash equivalents	$ 213,486	$ 139,341	$ 113,098
Marketable securities	864	1,129	-
Inventories	12,545	12,085	11,897
Accounts receivable and other receivables	9,474	7,258	4,825
Derivative instrument assets	357	-	5,274
Tax credits receivable	5,210	12,398	2,587
Total current assets	241,936	172,211	137,681
Non-current assets
Property, plant and equipment	164,783	152,012	163,976
Mineral properties	4,995	4,220	2,362
Deferred finance costs	343	-	-
Other assets	6,324	8,100	14,551
Total non-current assets	176,445	164,332	180,889
TOTAL ASSETS	$ 418,381	$ 336,543	$ 318,570

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$ 25,788	$ 18,905	$ 16,451
Derivative instrument liabilities	-	-	13,885
Current income and resource tax liabilities	18,338	-	3,752
Current portion of long-term obligations	-	756	652
Total current liabilities	44,126	19,661	34,740
Non-current liabilities
Long-term obligations	-	-	705
Provisions	16,153	13,114	23,255
Deferred tax liabilities	36,918	35,378	28,150
Total non-current liabilities	53,071	48,492	52,110
Total liabilities	97,197	68,153	86,850

EQUITY
Shareholders’ equity
Issued capital	274,165	269,677	253,874
Contributed surplus	1,170	1,022	979
Stock based compensation	18,711	13,719	10,514
Accumulated other comprehensive gains (losses)	(386)	379	-
Retained earnings (Deficit)	27,524	(16,407)	(33,647)
Total shareholders’ equity	321,184	268,390	231,720
TOTAL LIABILITIES AND EQUITY	$ 418,381	$ 336,543	$ 318,570

News Release - March 15, 2012 Aurizon reports 2011 financial results	Page | 10

Aurizon Mines Ltd.
Statements of Comprehensive Income

(Unaudited - Expressed in thousands of Canadian dollars, unless otherwise stated)

	Three months ended		Twelve months ended
For the periods,	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010

Revenue	$ 85,683	$ 48,558	$ 259,999	$ 178,743
Less cost of sales	(38,914)	(27,843)	(127,725)	(112,723)
Gross profit	46,769	20,715	132,274	66,020

Other operating expenses
Exploration costs	(6,229)	(5,372)	(26,468)	(15,643)
General and administration costs	(4,268)	(5,659)	(19,547)	(16,950)
Other net gains (losses)	(1,010)	109	(457)	2,157
Operating profit	35,262	9,793	85,802	35,584

Finance income	503	228	1,538	719
Finance costs	(230)	(176)	(921)	(750)
Other derivative gains (losses)	3,243	(85)	165	(4,402)
Profit before income tax	38,778	9,760	86,584	31,151

Income tax expense	(16,968)	(2,756)	(42,653)	(13,911)
NET PROFIT FOR THE PERIOD	21,810	7,004	43,931	17,240

Other comprehensive income (loss)
Non-cash gain (loss) on marketable securities	(55)	(54)	(765)	379
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	$ 21,755	$ 6,951	$ 43,166	$ 17,619

Weighted average number of common shares outstanding – Basic	163,043	161,827	162,623	160,250
Earnings per share (excluding OCI) – Basic – expressed in cents per share	$ 0.13	$ 0.04	$ 0.27	$ 0.10
Weighted average number of common shares outstanding – Diluted	164,440	164,804	164,374	162,149
Earnings per share (excluding OCI) – Diluted– expressed in cents per share	$ 0.13	$ 0.04	$ 0.27	$ 0.10

News Release - March 15, 2012 Aurizon reports 2011 financial results	Page | 11

Aurizon Mines Ltd.

 Statements of Cash Flows

(Unaudited - Expressed in thousands of Canadian dollars, unless otherwise stated)

	Three months ended		Twelve months ended
For the periods,	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010

Operating activities
Net profit for the period	$ 21,810	$ 7,004	$ 43,931	$ 17,240
Adjustment for non-cash items:
Depreciation and amortization	12,566	8,465	39,131	34,249
Share-based compensation	2,339	3,078	6,526	7,564
Deferred income taxes	(2,280)	1,466	1,540	7,227
Refundable and non-refundable taxes	(94)	9,912	2,077	6,904
Derivative losses (gains)	(3,243)	104	(357)	(8,611)
Other	(1,106)	633	1,077	907
	29,992	30,662	93,925	65,480
Decrease (increase) in non-cash working capital items	19,032	(12,421)	27,372	(14,460)
Net cash provided by operating activities	49,024	18,241	121,297	51,020

Investing activities
Property, plant and equipment	(13,615)	(11,940)	(47,270)	(32,376)
Mineral properties	(140)	1,407	(800)	(258)
Other investing activities	-	(864)	(918)	(1,364)
Net cash used in investing activities	(13,755)	(11,397)	(48,988)	(33,998)

Financing activities
Issuance of shares	201	1,569	3,102	9,887
Deferred finance costs	(1)	-	(493)	-
Long-term obligations	-	(5)	(773)	(666)
Net cash provided by financing activities	200	1,564	1,836	9,221

NET INCREASE IN CASH AND CASH EQUIVALENTS	35,469	8,408	74,145	26,243
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	178,017	130,933	139,341	113,098
CASH AND CASH EQUIVALENTS – END OF PERIOD	$ 213,486	$ 139,341	$ 213,486	$ 139,341